SEC File No. 70-8369







                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C.  20549








                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS







                           ENERGY INITIATIVES, INC. ("EI")
                     GENERAL PUBLIC UTILITIES CORPORATION ("GPU")





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

          ________________________________________
                                                  :
                    In the Matter of              :
                                                  :
          ENERGY INITIATIVES, INC.,               :
          GENERAL PUBLIC UTILITIES CORPORATION,   :  Certificate Pursuant
                                                  :  to Rule 24 of Partial
                    SEC File No. 70-8369          :  Completion of
          (Public Utility Holding Company Act     :  Transactions
            of 1935)                              :
          ________________________________________:


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



                    The  undersigned, Energy  Initiatives, Inc.  ("EI") and

          General Public Utilities Corporation  ("GPU"), do hereby certify,

          pursuant  to Rule 24 of  the General Rules  and Regulations under the  Public Utility Holding Company Act of 1935 (the "Act"), that certain  of  the transactions  proposed  in  the Application,  as amended,  filed in SEC File No. 70-8369, have been carried out in accordance with the terms and conditions of, and for the purposes requested in,  said Application and pursuant  to the Commission's

          Order dated  May 17, 1994, and Supplemental Orders dated December

          1,  1994 and September 15, 1995, with respect to said Application as follows:



                    During the period October  1, 1995 through December 31,

          1995,  the  following  borrowings  and  letters  of  credit  were outstanding under the Credit Agreement,  dated as of December 12,

          1994, among EI, the  banks named therein, and Citibank,  N.A., as

          Agent.







               a.   Borrowings.    On  October 31,  1995,  the  $15,000,000

          borrowing extended to  EI on  July 27, 1995,  to provide  partial financing  for Guaracachi  America,  Inc.'s (a  subsidiary of  EI

          Power, Inc.), investment in Empresa Guaracachi, S.A., matured. On such date, $3,500,000 was repaid and a  $11,500,000 borrowing was extended to  EI. The borrowing  bears interest at  6.3125 percent per annum, which is based  on the LIBOR at October 31, 1995, plus

          50 basis points, and matured on December 29, 1995.

               On  December   29,  1995,  $10,000,000  was   repaid  and  a

          $1,500,000  borrowing was  extended to EI.   The  borrowing bears

          interest at 6.25 percent  per annum, which is based on  the LIBOR at  December 29,  1995,  plus 50  basis  points, and  matures  on

          January 31, 1996.

               The  two  borrowings  listed  below were  used  for  working capital needs:

               (1)  On July 31, 1995, the maturity date of a $2,500,000

          borrowing, originally scheduled  to mature on July 31,  1995, was

          extended  to October 31, 1995.   The borrowing  bears interest at

          6.375 percent per annum, which is based on the LIBOR  at July 31,

          1995, plus 50 basis points, and was repaid on October 31, 1995.

               (2)  On August 16, a borrowing in the amount of $500,000 was

          extended to EI.   The borrowing bears interest at  6.3125 percent

          per annum, which is based  on the LIBOR at August 21,  1995, plus

          50 basis points, and was repaid on October 19, 1995.

               b.   Letters  of Credit.  On  December 8, 1995,  a letter of

          credit in the face  amount of $1,788,850 was issued.   The letter

          of credit carries a  fee equal to 1/2  of 1 percent per annum  of the face amount, plus a .10 percent fronting fee,  and expires on






          December  8, 1996.  The purpose  of  the letter  of credit  is to support Polsky Energy Corp's (PEC)  commitment to construct a 236

          MW cogeneration  facility pursuant  to its power  sales agreement with  Wisconsin Public Service Co.  EI is the joint developer and owner, along with PEC, of this facility.

               On August 7, 1995, a letter  of credit in the face amount of

          $7,000,000 was  issued.  The letter of credit carries a fee equal to  1/2 of 1  percent per  annum of the  face amount, plus  a .10 percent fronting fee, and expires on August 7, 1996.  The purpose of  the letter  of  credit  is  to  support  EI's  commitment  to construct a  300 MW cogeneration  facility pursuant to  its Power

          Purchase  Agreement with  Georgia Power  Company dated  August 7,

          1995.




































                                      SIGNATURE

               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935, THE UNDERSIGNED  COMPANIES HAVE CAUSED THIS

          STATEMENT  TO  BE SIGNED  ON  THEIR  BEHALF  BY  THE  UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.

                                   ENERGY INITIATIVES, INC.


                                   By:_________________________
                                      B. L. Levy, President



                                   GENERAL PUBLIC UTILITIES CORPORATION


                                   By:________________________________
                                      T. G. Howson, Vice President
                                      and Treasurer


          Dated: January 10,  1996